Exhibit 99.1

News release…

Date: 17 August 2006
Ref: PR494g

Sale of Eurallumina interest

Rio Tinto Aluminium announced today that it had sold its 56.2 per cent share in the Eurallumina SpA refinery in Sardinia, Italy, to RUSAL.

The sale is conditional on customary joint venture partner rights.

The sale price is confidential under the terms of the sales agreement, but it is not material as a percentage of the Rio Tinto Group’s net assets.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Nick Cobban	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

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